HECO Exhibit 12

Hawaiian Electric Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2008	2007	2006	2005	2004
(dollars in thousands)

Fixed charges
Total interest charges	$54,757	$53,268	$52,563	$49,408	$49,588
Interest component of rentals	2,211	2,250	1,863	1,311	909
Pretax preferred stock dividend requirements of subsidiaries	1,458	1,438	1,467	1,461	1,459

Total fixed charges	$58,426	$56,956	$55,893	$52,180	$51,956

Earnings
Income before preferred stock dividends of HECO	$93,055	$53,236	$76,027	$73,882	$82,257
Fixed charges, as shown	58,426	56,956	55,893	52,180	51,956
Income taxes (see note below)	55,763	30,937	46,440	44,623	49,479
Allowance for borrowed funds used during construction	(3,741)	(2,552)	(2,879)	(2,020)	(2,542)

Earnings available for fixed charges	$203,503	$138,577	$175,481	$168,665	$181,150

Ratio of earnings to fixed charges	3.48	2.43	3.14	3.23	3.49

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$56,307	$34,126	$47,381	$45,029	$50,059
Income tax benefit relating to results from nonregulated activities	(544)	(3,189)	(941)	(406)	(580)

	$55,763	$30,937	$46,440	$44,623	$49,479